1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 7, 2012	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular or as to what action to take in relation to this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited, you should at once hand this circular and the enclosed form of proxy and reply slip to the purchaser(s) or transferee(s) or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

These materials contained in this circular are not for distribution, publication or circulation, directly or indirectly, in or into the United States.

This circular is solely for the purpose of reference and does not constitute an offer of securities for sale or an invitation to purchase securities in the United States or any other jurisdiction. Any securities described herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or under any securities laws of any state or other jurisdiction of the United States. Unless exempt from registration and in compliance with the securities laws of any state or other jurisdiction of the United States, any securities described herein may not be sold, offered for sale, resold, transferred or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act). There will be no public offer or sale of the securities described herein in the United States.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

(1)	PROPOSED ISSUE OF USD BONDS;

(2)	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND RULES OF PROCEDURES FOR THE BOARD; AND

(3)	NOTICE OF 2012 SECOND EXTRAORDINARY GENERAL MEETING

Notice convening the EGM to be held at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 9:00 a.m. on Monday, 23 April 2012 are set out on pages 10 to 13 of this circular.

Whether or not you are able to attend the EGM in person, you are strongly urged to complete and sign the enclosed form of proxy in accordance with the instructions printed thereon. For holders of H Shares of the Company, the proxy form shall be lodged with the Company’s H Share Registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. For holders of Domestic Shares, the proxy form shall be lodged at the Office of the Secretary to the Board at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC as soon as possible but in any event not later than 24 hours before the time appointed for the holding of the EGM or any adjourned meeting (as the case may be).

Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting should you so wish.

8 March 2012

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meaning:

“EGM”	the 2012 second extraordinary general meeting of the Company to be held at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC at 9:00 a.m. on Monday, 23 April 2012;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“Articles of Association”	the articles of association of the Company;

“Board”	the board of Directors of the Company;

“Bonds” or “USD Bonds”	the US dollar-denominated bonds of an aggregate principal amount not expected to exceed US$1.0 billion (including US$1.0 billion) proposed to be issued through an offshore second-tier wholly owned subsidiary of the Company in the overseas markets;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“CSRC”	China Securities Regulatory Commission ( ) ;

“Directors”	the directors of the Company;

“Domestic Share(s)”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are subscribed for and fully paid up in Renminbi;

“Domestic Shareholders”	holders of Domestic Shares;

“H Share(s)”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“H Shareholders”	holders of H Shares;

DEFINITIONS

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Issue of USD Bonds” or “Issue”	the proposed issue of Bonds through the Issuer;

“Issuer”	Yancoal International Resources Development Co., Limited ( ) (a second-tier wholly owned subsidiary of the Company incorporated in Hong Kong), or a suitable wholly owned subsidiary of the Company;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council ( ) ;

“Shareholder(s)”	the shareholder(s) of the Company;

“Shares”	Domestic Shares and H Shares;

“US$”, “USD” or “US dollars”	United States dollars, the lawful currency of the United States of America;

“%”	per cent.

Note:	In this circular, the English names of the PRC entities are translation of their Chinese names and included herein for identification purpose only. In the event of any inconsistency, the Chinese names shall prevail.

LETTER FROM THE BOARD

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Directors:	Registered office:
Li Weimin	298 South Fushan Road Zoucheng
Wang Xin	Shandong Province
Zhang Yingmin	PRC
Shi Xuerang	Postal Code: 273500
Wu Yuxiang
Zhang Baocai	Principal place of business in Hong Kong:
Dong Yunqing	Rooms 2608-10
26/F., The Center
Independent non-executive Directors:	99 Queen’s Road Central
Wang Xianzheng	Hong Kong
Cheng Faguang
Wang Xiaojun
Xue Youzhi

8 March 2012

To the Shareholders

Dear Sir or Madam,

(1)	PROPOSED ISSUE OF USD BONDS;

(2)	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND THE RULES OF PROCEDURES FOR THE BOARD; AND

(3)	NOTICE OF 2012 SECOND EXTRAORDINARY GENERAL MEETING

I.	INTRODUCTION

The purpose of this circular is to provide you with information relating to (1) proposed Issue of USD Bonds; and (2) the proposed amendments to the Articles of Association and the Rules of Procedures for the Board, and to give you the notice of the EGM.

LETTER FROM THE BOARD

II.	PROPOSED ISSUE OF USD BONDS

In order to support the development of the Company’s overseas projects, to broaden the Company’s financing channels and to lower its financial costs, the Company proposes the Issue of USD Bonds i.e. the overseas issue of USD Bonds by a second-tier offshore wholly owned subsidiary of the Company. Details of the proposed Issue of USD Bonds are set out as below:

(A)	Offering Plan of the Proposed Issue of USD Bonds

1.	Issuer: Yancoal International Resources Development Co., Limited (a second-tier wholly owned subsidiary of the Company incorporated in Hong Kong), or a suitable wholly owned subsidiary of the Company.

2.	Currency: U.S. dollars.

3.	Size of Issue: overseas issuance of US$ denominated bonds with an aggregate principal amount not expected to exceed US$1.0 billion (including US$1.0 billion), with the final amount and the method of issuance to be determined according to the market conditions at the time of issue.

4.	Maturity: not exceeding 10 years (including 10 years), the actual term to be determined according to the market conditions upon completion of the roadshow for the issue.

5.	Interest Rate: fixed rate, the actual rate will be determined according to the market conditions upon completion of the roadshow for the issue.

6.	Issue Price: to be determined based on bookbuilding.

7.	Use of Proceeds: to be used in adjusting the overseas debt structure and the construction of new projects.

8.	Security: a guarantee to be provided by the Company.

9.	Place of Listing: the Bonds to be listed either on the Hong Kong Stock Exchange or the Singapore Stock Exchange.

(B)	Security

The Company will provide a guarantee for the Bonds to be issued by the Issuer. The guarantee will cover the principal amount, the interests payable and related expenses incurred by the creditors for enforcing the principal amount. The term of the guarantee is limited by the satisfaction of all payment obligations of the Issuer under the proposed Issue of USD Bonds.

LETTER FROM THE BOARD

(C)	Authorizations

To ensure a successful Issue of the USD Bonds, it is proposed that the Board be authorized (which may in turn authorize the management) by the Shareholders at the EGM or any adjourned meeting(s) and, pursuant to the applicable laws, regulations and opinions and advice from relevant regulatory authorities, and from the general principle of acting in the best interest of the Company, to deal with all matters in connection with the Issue of USD Bonds, including but not limited to:

1.	based on the actual conditions and in consultation with the lead managers, determining the actual terms and implementation of the Issue of USD Bonds, including, without limitation, determination of a suitable Issuer, the timing of the issue, whether to issue in multiple tranches and in multiple categories, size and term of each tranche and category, term and method of payment of the principal and interest, pricing method, nominal value, interest rate, whether to incorporate terms of repurchase or redemption, the rating arrangement, the specific arrangements for the use of proceeds, the guarantee matters, the offering, registration and listing of the bonds, place of listing and all matters in relation to the plan of the Issue;

2.	determining and engaging intermediaries participating in the Issue of USD Bonds, signing all agreements and documents relating to the issuance and listing of the Bonds, including, without limitation, the underwriting agreement, guarantee agreement, bond indenture, engagement letters with intermediaries and listing agreement, and arranging disclosure of relevant information pursuant to the applicable laws, regulations and other regulatory rules (including but not limited to the preliminary and final offering memoranda of the Bonds, and all announcements in relation to the Issue of USD Bonds that are required to be published in compliance with relevant requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and New York Stock Exchange Inc.);

3.	determining and engaging a trustee of the Bonds and signing the trust agreement as well as formulating rules for the bondholders’ meeting;

4.	undertaking the filing and listing matters with regard to the Issue of USD Bonds and, including, without limitation, preparing, revising, filing and submitting relevant materials relating to the issuance and listing of the Bonds and the provision of guarantee by the Company for the Issuer in accordance with the requirements of relevant regulatory authorities, and signing relevant filing documents and other legal documents;

5.	in case of any changes to the applicable laws, regulations and other regulatory rules and policies of PRC regulatory authorities on the overseas offering of bonds or market conditions, making relevant adjustment to the issue plan of the Bonds, unless Shareholders’ approval is otherwise required pursuant to relevant laws, regulations and the Articles of Association; and

LETTER FROM THE BOARD

6.	dealing with all other matters in connection with the Issue of USD Bonds.

(D)	Validity

The Issue of USD Bonds shall be effected within 12 months after approval by the Shareholders at the EGM or any adjourned meeting(s). The authorization will be valid from the date of approval by the Shareholders at the EGM or any adjourned meeting(s) to expiry of the validity of the Shareholders’ resolution relating to the Issue of Bonds or the completion of the implementation of the above-mentioned authorized matters (depending on whether the Bonds have been issued by then).

The proposed Issue of USD Bonds is subject to the approval by the Shareholders at the EGM by a ordinary resolution and the approval of relevant regulatory authorities.

III.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND THE RULES OF PROCEDURES FOR THE BOARD

In order to comply with the latest changes to the relevant laws and regulations and practices of the place where the securities of the Company are listed, and to fully develop certain subsidiaries as the investment and financing management platforms of the Company, the Board proposes to make certain amendments to the Articles of Association and the Rules of Procedures for the Board.

(A)	Details of the proposed amendments to the Articles of Association as follows:

1.	The Hong Kong Stock Exchange published the Consultation Conclusions on Review of the Corporate Governance Code and Associated Listing Rules on 28 October 2011 and has amended certain related provisions of the Hong Kong Listing Rules, which, among others, require that the terms of reference of the board of directors or a committee or committees of the board of directors should include certain corporate governance duties. It is therefore proposed that a new item be added following the existing item (16) in Paragraph 1 of Article 169 of the Articles of Association as responsibilities of the Board, which states:

“(17)	to be responsible for matters in relation to corporate governance of the Company, including (i) to develop and review the Company’s policies and practices on corporate governance; (ii) to review and monitor the training and continuous professional development of directors and senior management; (iii) to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements; (iv) to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and directors; and (v) to review the Company’s compliance with the code of the stock exchange on which the Company’s securities are listed and disclosure in the corporate governance report.”

LETTER FROM THE BOARD

2.	The provisions relating to “guarantee” in the Articles of Association were formulated in accordance with the Circular on Several Issues Concerning Standardizing the Fund Transfer Between the Listed Companies and the Associated Parties and External Guarantee Provided by the Listed Companies (Zheng Jian Fa [2003] No. 56) by CSRC and SASAC, but the Circular on Regulating the External Guarantee Provided by Listed Companies (Zheng Jian Fa [2005] No. 120) and the Guidelines for the Articles of Association of Listed Companies (as Amended in 2006) by CSRC no longer stipulates requirements for the provision of “counter-guarantee” in relation to the provision of external guarantees by listed companies. In addition, it is provided for in the Articles of Association that the Company shall not provide guarantee to any natural person, legal person, institutions and other entities other than its shareholders, persons in actual control of the Company and their associates, and its subsidiaries. It is therefore proposed that Item (II) of Paragraph 1 of Article 173 of the Articles of Association:

“(II) Management in guarantee procedures

The external guarantee of the Company shall be made in form of written contract, and at the same time the supervisory committee, the secretary to the board of directors and the financial department shall be notified.

The external guarantee of the Company shall be arranged under risk avoidance measures such as a counter guarantee given by the guaranteed party, and the party giving the counter guarantee shall have actual ability to perform its obligation under the counter guarantee.

be amended as:

“(II) Management in guarantee procedures

The external guarantee of the Company shall be made in form of written contract, and at the same time the supervisory committee, the secretary to the board of directors and the financial department shall be notified.”

The proposed amendments to the Articles of Association shall come into effect upon (i) the passing of a special resolution at the EGM to approve such amendments; and (ii) obtaining the approval from the relevant PRC authorities.

(B)	Details of the proposed amendments to the Rules of Procedures for the Board as follows:

The Hong Kong Stock Exchange published the “Consultation Conclusions on Review of the Corporate Governance Code and Associated Listing Rules” on 28 October 2011 and has amended certain related provisions of the Hong Kong Listing

LETTER FROM THE BOARD

Rules, which, among others, require that the terms of reference of the board of directors or a committee or committees of the board of directors should include certain corporate governance duties. It is therefore proposed that Article 8 be added following Article 7 of the Rules of Procedures for the Board, which states:

“Article 8 The Board is responsible for:

(i)	to develop and review the Company’s policies and practices on corporate governance;

(ii)	to review and monitor the training and continuous professional development of directors and senior management;

(iii)	to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(iv)	to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and directors; and

(v)	to review the Company’s compliance with the code of the stock exchange on which the Company’s securities are listed and disclosure in the corporate governance report.”

IV.	EGM

The notice convening the EGM is set out on pages 10 to 13 of this circular.

The following resolutions will be proposed to the Shareholders at the EGM in relation to: (i) the proposed Issue of USD Bonds; and (ii) the proposed amendments to the Articles of Association and the Rules of Procedures for the Board.

Whether or not you are able to attend the EGM in person, you are strongly urged to complete and sign the enclosed form of proxy in accordance with the instructions printed thereon. For holders of H Shares of the Company, the proxy form shall be lodged with the Company’s H Share Registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. For holders of Domestic Shares, the form of proxy shall be lodged at the Office of the Secretary to the Board at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC as soon as possible but in any event not later than 24 hours before the time appointed for the holding of the EGM or any adjourned meeting(s) (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting(s) should you so wish.

LETTER FROM THE BOARD

V.	CLOSURE OF H SHARE REGISTER OF MEMBERS OF THE COMPANY

The H Share register of members of the Company will be closed from Saturday, 24 March 2012 to Monday, 23 April 2012, both days inclusive, during which period no transfer of the Company’s H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company at the close of business on Friday, 23 March 2012 are entitled to attend and vote at the EGM after completing the registration procedures for attending the EGM. In order for holders of H Shares to be qualified for attendance at the EGM, all transfer documents accompanied by the relevant share certificates must be lodged with the Company’s H Share Registrar, Hong Kong Registrars Limited, at Room No. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Friday, 23 March 2012 for registration.

VI.	RECOMMENDATION

The Board considers that the proposals relating to: (i) the Issue of USD Bonds; and (ii) the amendments to the Articles of Association and the Rules of Procedures for the Board are in the best interests of the Company and its Shareholders and accordingly recommend that all Shareholders to vote in favour of the aforesaid resolutions to be proposed at the EGM.

By order of the Board
Yanzhou Coal Mining Company Limited Li Weimin
Chairman

NOTICE OF 2012 SECOND EXTRAORDINARY GENERAL MEETING

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2012 SECOND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2012 second extraordinary general meeting (the “EGM”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 9:00 a.m. on Monday, 23 April 2012 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, Postal Code 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the following resolutions of the Company (Unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated 8 March 2012):

AS ORDINARY RESOLUTION:

1.	To consider and approve the proposed Issue of USD Bonds:

“THAT

(a)	the Company be approved to issue Bonds on the following major terms:

(i)	Issuer: Yancoal International Resources Development Co., Limited. (a second-tier wholly owned subsidiary of the Company incorporated in Hong Kong), or a suitable wholly owned subsidiary of the Company.

(ii)	Currency: U.S. dollars.

(iii)	Size of Issue: overseas issuance of US$ denominated bonds with an aggregate principal amount not expected to exceed US$ 1.0 billion (including US$ 1.0 billion) with the final amount and the method of issuance to be determined according to the market conditions at the time of issue.

(iv)	Maturity: not exceeding 10 years (including 10 years), actual term to be determined according to the market conditions upon completion of the roadshow for the issue.

(v)	Interest Rate: fixed rate, the actual rate will be determined according to the market conditions upon completion of the roadshow for the issue.

(vi)	Issue Price: to be determined based on bookbuilding.

NOTICE OF 2012 SECOND EXTRAORDINARY GENERAL MEETING

(vii)	Use of Proceeds: to be used in adjusting the overseas debt structure and the construction of new projects.

(viii)	Security: a guarantee to be provided by the Company.

(ix)	Place of Listing: the bonds to be issued pursuant to the issue of US bonds to be listed either on the Hong Kong Stock Exchange or the Singapore Stock Exchange.

(b)	the Company be approved to provide a guarantee for the bonds to be issued by the Issuer. The guarantee will cover the principal amount, the interests payable and related expenses incurred by the creditors for enforcing the principal amount. The term of the guarantee is limited by the satisfaction of all payment obligations of the Issuer under the proposed Issue of USD bonds.

(c)	authorization be granted to the Board (which may in turn authorize the management) by the Shareholders, pursuant to the applicable laws, regulations and opinions and advice from relevant regulatory authorities, and from the general principle of acting in the best interest of the Company, to deal with all matters in connection with the issue of US bonds, including but not limited to:

(i)	based on the actual conditions and in consultation with the lead managers, determining the actual terms and implementation of the issue of USD bonds, including, without limitation, determination of a suitable Issuer, the timing of the issue, whether to issue in multiple tranches and in multiple categories, size and term of each tranche and category, term and method of payment of the principal and interest, pricing method, nominal value, interest rate, whether to incorporate terms of repurchase or redemption, the rating arrangement, the specific arrangements for the use of proceeds, the guarantee matters, the offering, registration and listing of the bonds, place of listing and all matters in relation to the plan of the issue;

(ii)	determining and engaging intermediaries participating in the Issue of Bonds, signing all the agreements and documents relating to the issuance and listing of the bonds, including, without limitation, the underwriting agreement, guarantee agreement, bond indenture, engagement letters with intermediaries and listing agreement, and arranging disclosure of relevant information pursuant to the applicable laws, regulations and other regulatory rules (including but not limited to the preliminary and final offering memoranda of the bonds, and all announcements in relation to the Issue of Bonds that are required to be published in compliance with relevant requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and New York Stock Exchange Inc.);

(iii)	determining and engaging a trustee of the bonds and signing the trust agreement as well as formulating rules for the bondholders’ meeting;

NOTICE OF 2012 SECOND EXTRAORDINARY GENERAL MEETING

(iv)	undertaking the filing and listing matters with regard to the Issue of USD Bonds and, including, without limitation, preparing, revising, filing and submitting relevant materials relating to the issuance and listing of the Bonds and the provision of guarantee by the Company for the Issuer in accordance with the requirements of relevant regulatory authorities, and signing relevant filing documents and other legal documents;

(v)	in case of any changes to the applicable laws, regulations and other regulatory rules and policies of PRC regulatory authorities on the overseas offering of bonds or market conditions, making relevant adjustment to the issue plan of the bonds, unless Shareholders’ approval is otherwise required pursuant to relevant laws, regulations and the Articles of Association; and

(vi)	dealing with all other matters in connection with the Issue of Bonds.

(d)	the Issue of Bonds be effective within 12 months after approval by the Shareholders at the EGM or any adjourned meeting(s) and the authorization be valid from the date of approval by the Shareholders at the EGM or any adjourned meeting(s) to expiry of the validity of the Shareholders’ resolution relating to the issue of USD bonds or the completion of the implementation of the above-mentioned authorized matters (depending on whether the bonds have been issued by then).

AS SPECIAL RESOLUTION

2.	To consider and approve the “Proposal in Relation to the Amendments to the Articles of Association of Yanzhou Coal Mining Company Limited (the “Articles of Association”) and Amendments to the Rules of Procedure for the Board of Yanzhou Coal Mining Company Limited (the “Rules of Procedure for the Board”)”, and to authorize any of the directors of the Company to make further adjustments to the amendments at his/her discretion with reference to the requirements of the relevant authorities and to seek approval and make the relevant filing, if applicable, with the relevant authorities of the PRC, particulars of such amendments are set out in the circular of the Company dated 8 March 2012.

Zoucheng, Shandong, the PRC

8 March 2012

Notes:

1.	Eligibility for attending the EGM

Holders of the Company’s overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Friday, 23 March 2012 are entitled to attend the EGM after completing the registration procedures for attending the EGM.

Holders of H Shares, who intend to attend the EGM, must deliver the completed reply slips for attending the EGM to the Office of the Secretary to the Board no later than Monday, 2 April 2012.

NOTICE OF 2012 SECOND EXTRAORDINARY GENERAL MEETING

Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

2.	Proxy

Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the EGM.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof in order for such documents to be valid.

3.	Closure of register of members

The H share register will be closed from Saturday, 24 March 2012 to Monday, 23 April 2012, during which time no transfer of H Shares will be registered. Holders of H Shares who wish to attend the EGM must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited (Room No. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no later than 4:30 p.m., Friday, 23 March 2012.

4.	Miscellaneous

(1)	The EGM is expected to last half a day. Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(2)	All voting at the EGM will be conducted by a poll.

(3)	Details of the Office of the Secretary to the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC